January 6, 2006

VIA FAX AND EDGAR

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention:	Mr. Steven Jacobs
Mr. Josh Forgione

Re:	Monitronics International, Inc.
Form 10-K for the year ended June 30, 2005
Filed September 23, 2005
File No. 333-110025

Ladies and Gentlemen:

The following responses are filed on behalf of Monitronics International, Inc. (“Monitronics” or the “Company”) in response to the comments from the Securities and Exchange Commission’s staff (the “Staff”) to the above referenced filing (the “Form 10-K”) received by facsimile on November 30, 2005.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. In order to expedite the Staff’s review of the Company’s responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in the Form 10-K.

Form 10-K for the year ended June 30, 2005

Financial Statements and Note

Note 5, Redeemable Preferred Stock, page F-12

Comment No. 1: Please show us how you calculated the aggregate liquidation value of $13.3 million as of June 30, 2005. In addition, please explain the difference in the liquidation value as of September 30, 2005 compared to the approximate liquidation of $45 million in November 2005.

Response No. 1: Under the terms of the Series A preferred stock provided in the Company’s articles of incorporation and as disclosed under “Conversion Rights” in Note 5 to the financial statements, if a liquidation of the Company had occurred prior to the dividend election,

P.O. Box 814530  •  Dallas, Texas 75381-4530  •  972-243-7443  •  1-800-232-1490  •  Fax: 972-919-1985

Securities and Exchange Commission

January 6, 2006

the Series A preferred stock would have automatically converted into Class A common stock. Following the dividend election, the Series A preferred stock has a liquidation preference determined using the EBITDA-driven formula described under “Liquidation Preference” in Note 5 to the financial statements and referred to as the “Liquidation Value.” As of June 30, 2005, the Series A preferred stock did not have a liquidation preference as no dividend election had been, or could be, made and no calculation of Liquidation Value was required at that time. The reference to a “liquidation value” of $13.3 million at June 30, 2005 which was prior to the dividend election reflects the value of the Series A preferred stock calculated as the original investment by the Series A holders plus accumulated dividends net of recapitalization costs (see below):

Shares converted into New Series A Preferred:
Old Series A Preferred	$4,000,000
Old Series B Preferred	$4,000,000

Cumulative Accrued Dividends through July 14, 2004:
Old Series A Preferred	$3,051,000
Old Series B Preferred	$2,861,000

Less Recapitalization Costs:	$(570,000)

Series A value on July 14, 2004	$13,342,000

The subsequent event note in the Company’s 10-Q for the period ended September 30, 2005 which indicated an estimated $45 million liquidation value reflects the calculation, based on the EBITDA-driven formula, resulting from the dividend election made by the Series A preferred stockholders on November 4, 2005 during an eligible election period.

Comment No. 2: We understand that as a result of the dividend election in November 2005, you are required to redeem the Series A preferred stock on June 30, 2008. Please advise us whether you plan to reclassify your Series A preferred stock and how you will account for subsequent accrued dividends and adjustments to the liquidation value. Refer to paragraphs 9-10 of SFAS 150.

Response No. 2: We will follow the guidance of SFAS 150 and will record the Series A preferred stock as a debt instrument by reclassifying, from additional paid-in capital to a long-term liability, the amount necessary to adjust the Series A preferred stock to its fair value as of the dividend election date. The fair value of the liability will be accreted to the redemption amount to be paid at the mandatory settlement date of June 30, 2008 using the interest rate implicit at the dividend election date. The redemption amount is the amount of the liquidation value to be paid at the mandatory settlement date plus dividends accumulated to date. The liquidation value determined as a result of the dividend election will be subject to adjustment

Securities and Exchange Commission

January 6, 2006

only upon the occurrence of certain covenant or leverage defaults, as defined in the Company’s Articles of Incorporation. In addition, the terms of the Series A preferred stock provide that the shares may be redeemed at any time prior to June 30, 2008 at the Company’s discretion at the liquidation value plus dividends accumulated to date. In the event the liquidation value is remeasured as a result of covenant or leverage defaults, the liability will be adjusted to the present value of the remeasured redemption amount using the interest rate implicit at the date of the remeasurement. The present value of the remeasured liability will be accreted to the remeasured redemption amount to be paid at the mandatory settlement date using the interest rate implicit at the date of the remeasurement.

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please call the undersigned at your convenience at 972-277-3623.

Sincerely,

MONITRONICS INTERNATIONAL, INC.

Michael R. Meyers

Vice President & CFO

MRM/bgw

cc:	James R. Hull (Monitronics International, Inc.)
Christine A. Hathaway (Vinson &Elkins)